					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2009	2008	2007	2006	2005

Continuing operations earnings before income taxes (1)	$ 504,554	$ 571,861	$ 963,212	$ 883,021	$ 772,486
Fixed charges	96,300	108,484	91,607	59,347	65,537
Earnings before income taxes and fixed charges	$ 600,854	$ 680,345	$ 1,054,819	$ 942,368	$ 838,023

Fixed charges:
Interest expense	$ 84,875	$ 96,386	$ 82,217	$ 52,446	$ 58,414
Portion of rental expense representative of interest factor (2)	11,425	12,098	9,390	6,901	7,123
Total fixed charges	$ 96,300	$ 108,484	$ 91,607	$ 59,347	$ 65,537

Ratio of earnings to fixed charges	6.2	6.3	11.5	15.9	12.8

(1) The ratios for 2008-2005 have been adjusted to reflect the discontinued operations of
First Health Services Corp. as discussed in Note (D) to the financial statements of CHC included in Item 8, "Financial Statements and Supplementary Data."

(2) One-third of net rent expense is the portion deemed representative of the interest factor.